Via Edgar

November 8, 2007

Mr. Amit Pande

Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Webster Financial Corporation

Form 10-K for Fiscal Year Ended

December 31, 2006

Filed February 27, 2007

Form 10-Q for Quarter Ended

June 30, 2007

Filed August 8, 2007

File No. 001-31486

Dear Mr. Pande:

This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter dated October 30, 2007, regarding the above referenced filings of Webster Financial Corporation (“Webster” or the “Company”). Below are the Staff’s comments followed by our responses.

Form 10-K for the year ended December 31, 2006

Financial Statements

Comment:

Note 3 – Securities, page 64

1.	We note your disclosure on page 66 that you decided to sell your entire portfolio of mortgage backed securities (MBS) classified as available for sale in October 2006 “in light of changing market conditions and other factors.” Please address the following in this regard:

•

Clarify when you first perceived the market conditions were changing and describe the changes in market conditions that resulted in your evaluating your intention to hold the available for sale securities until full recovery; and

•

Tell us when you reached the conclusion that the MBS portfolio would likely continue to yield less than the cost of short term borrowings and describe the factors that you considered in reaching this conclusion.

Response:

Management of Webster first perceived market conditions changing during the third quarter of 2006. For the period 2004 -2006, short term rates increased 425 basis points. Although the Federal Reserve did not increase short-term rates at its August 8, 2006 meeting, the Federal Reserve’s primary monetary policy concern at that time was inflation, and, as a result, future rate hikes seemed probable. This concern was reiterated in the text released by the Federal Reserve following its September 20, 2006 meeting. Based on these events, the Company believed that there could be further increases in short-term interest rates while the Federal Reserve monitored economic developments. The increases in the short-term rates from 2004 through 2006 and the Federal Reserve’s concerns over inflation contributed to the yield curve becoming inverted during the third quarter of 2006, as short-term rates became higher than longer-term rates.

In late September and early October 2006, it became increasingly more apparent to management of Webster that the yield curve inversion was likely to continue for the foreseeable future. The inverted yield curve had a significant impact on our available-for-sale mortgage backed security portfolio. This portfolio had a negative spread of between 125 to 275 basis points, when compared to the cost of short-term borrowings. As a result of these factors, the Company believed for the first time late in the third quarter of 2006 that this negative spread would not improve at any time in the foreseeable future and would likely worsen; accordingly, at that time, management began to re-evaluate its intention to hold these securities until further recovery. These factors were discussed at the Company’s Board of Director’s Strategic Planning meeting on September 17th to 19th.

Subsequent to this meeting, management prepared an analysis which included the potential sale of the Company’s entire mortgage backed securities portfolio classified as available for sale, and presented their analysis and recommendations to the Board of Directors at a special telephonic meeting on October 16, 2006. The Board approved management’s recommendations and the Company announced the planned sale as part of the third quarter 2006 earnings release on October 17, 2006. The Company executed the sale shortly after the announcement.

Comment:

Note 21 – Business Segments, Page 95

2.	We note your disclosure in the second paragraph on page 97 regarding the methodologies used to allocate income and expense to business lines, especially those related to funds transfer pricing and provision for credit losses. Please address the following:

•

Tell us and revise future filings to clarify how the “matched maturity funding concept” assigns interest income and interest expense to each line of business and why the combined amount of the two reportable segments exceeds the consolidated amount presented in the financial statements;

•	Tell us and revise future filings to explain in further detail how you determine the “expected loss” that you allocate to the reportable segments;

•

Clarify whether the chief operating decision maker (CODM) uses only the reported segment results in assessing segment performance and deciding how to allocate resources, and if not, tell us the other measures that the CODM uses and how they are used;

•	Tell us and revise future filings to explain how the CODM uses the reported segment results in assessing segment performance and deciding how to allocate resources.

Response:

The Company uses a matched maturity funding concept, also known as coterminous funds transfer pricing (“FTP”), to allocate interest income and interest expense to each business while also transferring the primary interest rate risk exposures to the “Other” business segment. The allocation process considers the specific interest rate risk and liquidity risk of financial instruments and other assets and liabilities in each line of business. The “matched maturity funding concept” basically considers the origination date and the earlier of the maturity date or the repricing date of a financial instrument to assign an FTP rate. The Company builds a daily funding curve using the daily market LIBOR-Swap curve with adjustments for compounding methodology and liquidity to determine the FTP rates for loans and deposits originated each day. Loans are assigned an FTP rate for funds “used” and deposits are assigned an FTP rate for funds “provided”. For example, a certificate of deposit which is originated with a 6 month maturity date would be assigned the 6 month rate on the funding curve on the date of origination. From a governance perspective, this process is executed by the Company’s Financial Planning and Analysis division and the process is overseen by the Company’s Asset-Liability Committee.

In 2006 and 2004, the combined amount of net interest income of the two reportable segments, as determined using the FTP methodology described above, exceeded the amount presented in the consolidated financial statements primarily due to loan balances in the segments being higher than deposit balances (Loan to Deposit Ratio above 100%). The FTP allocation process effectively creates a balanced statement of condition for the segments, with the offsetting entries reflected in the “Other” business segment. On a consolidated basis, the funding for loans in excess of deposits is provided by the Treasury unit, which is reported within the “Other” business segment. The level of “mismatch” (or funding liabilities in excess of interest earning assets for the Treasury unit) generated interest expense greater than interest income for the “Other” business segment.

Expected Loss (“EL”) differs from the Provision for Loan Losses (“PLL”) in that EL is a management tool based on the expected loss over the expected life cycle of a financial instrument, whereas the PLL is determined in accordance with accounting principles generally accepted in the U.S. (the PLL is the amount necessary to maintain the allowance for loan losses at a level reflecting the probable credit losses inherent in the loan portfolio at a point in time). EL is estimated using assumptions for exposure, probability of default (“PD”) and loss given default (“LGD”) for various credit products, risk ratings, collateral and industries. Exposure is the sum of the outstanding balance plus assumptions regarding additional potential draw-downs based on outstanding commitments. EL is calculated on an instrument level basis using assumptions which are reviewed on an annual basis. For example, a mortgage loan would be assigned specific PD and LGD percentages based upon its individual characteristics such as risk rating and loan-to-value ratio. The EL for an individual loan is calculated by multiplying the principal loan exposure by the PD and LGD percentages.

The CODM uses the reported segment results together with detailed line of business reports and other management reports in assessing segment performance and deciding how to allocate resources. Line of business reports are prepared on a direct contribution and fully allocated cost basis. The Company continues to evaluate its approach to segment reporting and is considering revising its disclosure in future filings to expand information on other lines of business; however, these other lines of business do not currently meet the criteria in paragraphs 16 – 18 of SFAS 131 that would require disclosure as separate reportable segments.

The Company will, in future filings, expand its disclosures regarding the “matched maturity funding” and “expected loss” methodologies, as well as how the CODM uses reported segment results in assessing segment performance and deciding how to allocate resources.

Comment:

3.	As a related matter, Management’s Discussion and Analysis should focus on each reportable segment of the business, in accordance with Item 303(A) of Regulation S-K. Please revise future filings accordingly.

Response:

The Company acknowledges the Staff’s comment and agrees that it will, in future filings, focus on each reportable segment in accordance with Item 303(A) of Regulation S-K in its MD&A disclosures.

Form 10-Q for the quarterly period ended June 30, 2007

Comment:

Note 3 – Securities, page 9

4.	We note that you hold mortgage-backed securities (MBS) totaling $1.56 billion at June 30, 2007, that you classify as held to maturity. We also note that approximately $1.0 billion of these securities represent residential mortgage loans that you securitized in the last quarter of 2006 and first quarter of 2007, retaining all MBS and recording them at the then carrying amount of the loans. Given that these securities represent approximately 9.2% of your total assets and the unrealized losses on these securities total $77 million at June 30, 2007, please tell us the following:

•

How you considered the guidance in paragraphs 7 to 9 of SFAS 115 in determining it appropriate to classify these securities as held-to-maturity, especially in light of changing market conditions and other factors that resulted in your selling your entire available-for-sale MBS portfolio in the last quarter of 2006; and

•

The business purpose behind retaining all MBS for the $1.0 billion in residential mortgage loans that were securitized and the consideration given to your liquidity needs and current liquidity conditions in financial markets.

Response:

The principal business purpose for these securitization transactions was the need for collateral to meet bank and customer collateral requirements. Collateral in the form of a security is more readily accepted in the market than unsecuritized residential mortgage loans; the assets are also more capital-efficient in securitized form (lower risk weights for risk-based capital purposes). The Company had approximately $650 million in available for sale securities maturing in the fourth quarter that had been used to support collateral positions. The securitization of $1.0 billion in residential loans restored the Company’s available collateral to an appropriate level based on current business requirements. With respect to the Company’s consideration of liquidity needs and current liquidity conditions in the financial markets, Webster has a variety of liquidity sources deemed sufficient to support its operations and considers its level of held-to-maturity securities to be appropriate in the context of its ongoing liquidity needs.

The MBS resulting from the securitized loans had a substantially greater yield than the MBS that were sold in October 2006. The $1.25 billion of MBS sold in the fourth quarter of 2006 had a yield of 3.93%, while the net yield on the securitized MBS was 5.72%. Additionally, the MBS that were sold were third party securities, whereas the MBS that were securitized only re-collateralized loans that were already on Webster’s Statement of Condition.

Management of the Company considered the guidance in paragraphs 7-9 of SFAS 115 when it classified the securitized residential loans as held-to-maturity securities, as follows:

•

Paragraph 7 – At the time of the securitization and thereafter, the Company had the positive ability and intent to hold the securities until maturity. Also, the securitized MBS can not contractually be prepaid or otherwise settled in such a way that Webster would not recover substantially all of its recorded investment.

•

Paragraph 8 – The Company does not anticipate the occurrence of any of the circumstances indicated in paragraph 8 of SFAS 115, or any other events that would cause management to change its intent to hold the MBS until maturity.

•	Paragraph 9 – The Company has the intent to hold the securitized MBS until maturity, and not only for an indefinite period of time.

Comment:

Management’s Discussion and Analysis, page 20

5.	On page 30, we note your discussion of the charges related to the closing costs of PMC ($2.3 million), the severance related charges from the restructuring of insurance and other lines of business ($4.1 million) and the write off of software development costs ($3.4 million). We further note that combined sum of these charges totaling $9.8 million is presented in the income statement on page 4 under “Severance and other costs”. Please tell us:

•	How you applied SFAS 146 in accounting for these costs; and

•	How you determined that you meet the disclosure requirements of paragraph 20 of SFAS 146.

Response:

During March 2007, the Company committed to a plan to terminate the separate and distinct operations of PMC. The costs associated with the closing of PMC totaled $2.3 million, and consisted of the following:

•	One time termination benefits offered to PMC employees that were involuntarily terminated ($1.4 million), and

•	Costs to terminate PMC contracts ($0.9 million) as defined by SFAS 146.

These closing costs were accounted for in accordance with SFAS 146. The communication date, as defined in paragraph 8 of SFAS 146, for the one-time termination benefits of $1.4 million occurred during March 2007. Employees were not required to render any further service in order to receive the one-time termination benefit. As such, a liability was recognized in March 2007. Management deemed the impact of the time value of money to be immaterial to the calculation of the liability due to the imminent exit from the operations of PMC and near-term timing of payment to the affected parties.

In accordance with paragraph 16 of SFAS 146, a liability of $0.9 million was established for costs associated with operating leases for PMC that will continue in accordance with the terms of the contracts for their remaining term without economic benefit to Webster. Webster recognized the liability at the time it ceased using the right conveyed by the contracts.

The severance related charges from the restructuring of insurance and other lines of business of $4.1 million were also accounted for as one-time involuntary termination benefits under SFAS 146, and met the same criteria described above for the one-time termination benefits for PMC.

The software development cost write-off of $3.4 million was not within the scope of SFAS 146, as these costs were accounted for in accordance with SOP 98-1 (including the SOP’s provisions concerning impairment in paragraphs 34 and 35). This charge related to the write-off of an asset for software development costs associated with an abandoned project. Management made a determination in the second quarter of 2007 to terminate the project, as it no longer supported the business model of the retail bank. All capitalized project costs were written off at that time.

The restructuring costs accounted for in accordance with SFAS 146 were not considered individually or collectively significant to Webster’s operations for the 2007 interim periods. All of the related liabilities were paid shortly after the period end, so that no liabilities existed for any significant period of time. As such, the disclosures required by paragraph 20(b) of SFAS 146 were not deemed material by management. To the extent applicable to Webster, other disclosures required by paragraph 20 were provided, principally the description of the exit or disposal activity of PMC.

In connection with responding to the Staff’s comments, Webster hereby acknowledges that:

•	Webster is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Webster may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions concerning this letter, or if you would like additional information, please do not hesitate to call me at (203) 578-2277.

Sincerely,

/s/ Gerald P. Plush

Gerald P. Plush

Senior Executive Vice President and

Chief Financial Officer